SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                Schedule 13D/A

            Under the Securities Exchange Act of 1934 Amendment No. 2 Prometheus Income Partners, a California Limited Partnership
                               (Name of Issuer)

                    Units of Limited Partnership Interest
                        (Title of Class of Securities)

                                 742941 10 7
                                (CUSIP Number)

                             David L. Gersh, Esq.
                    Paul, Hastings, Janofsky & Walker LLP
                     555 South Flower Street, 23rd Floor
                       Los Angeles, California  90071
                               (213) 683-6000
     (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                            June 20, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1)     NAME OF REPORTING PERSON
           PIP PARTNERS-GENERAL, LLC, a California limited liability company
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]
3)     SEC USE ONLY
4)     SOURCE OF FUNDS
            AF
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                     [  ]
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:
7)     SOLE VOTING POWER
            3,451 Units of Limited Partnership Interest
8)     SHARED VOTING POWER
            0
9)     SOLE DISPOSITIVE POWER
            3,451 Units of Limited Partnership Interest
10)    SHARED DISPOSITIVE POWER
            0
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,451 Units of Limited Partnership Interest
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [  ]
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.2%
14)    TYPE OF REPORTING PERSON
            OO

1)     NAME OF REPORTING PERSON
            THE DNS TRUST
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [  ]
            (b) [  ]
3)     SEC USE ONLY
4)     SOURCE OF FUNDS
            BK
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [  ]
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:
7)     SOLE VOTING POWER
            0
8)     SHARED VOTING POWER
            3,451 Units of Limited Partnership Interest
9)     SOLE DISPOSITIVE POWER
            0
10)    SHARED DISPOSITIVE POWER
            3,451 Units of Limited Partnership Interest
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,451 Units of Limited Partnership Interest
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [  ]
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.2%
14)    TYPE OF REPORTING PERSON
            OO

1)     NAME OF REPORTING PERSON
            PROMHILL, INC.
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [  ]
            (b) [  ]
3)     SEC USE ONLY
4)     SOURCE OF FUNDS
            AF
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [  ]
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:
7)     SOLE VOTING POWER
            3,451 Units of Limited Partnership Interest
8)     SHARED VOTING POWER
            0
9)     SOLE DISPOSITIVE POWER
            3,451 Units of Limited Partnership Interest
10)    SHARED DISPOSITIVE POWER
            0
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,451 Units of Limited Partnership Interest
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [  ]
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.2%
14)    TYPE OF REPORTING PERSON
            CO

1)     NAME OF REPORTING PERSON
            SANFORD N. DILLER
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)[  ]
            (b)[  ]
3)     SEC USE ONLY
4)     SOURCE OF FUNDS
            AF
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
            [  ]
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:
7)     SOLE VOTING POWER
            0
8)     SHARED VOTING POWER
            3,451 Units of Limited Partnership Interest
9)     SOLE DISPOSITIVE POWER
            0
10)    SHARED DISPOSITIVE POWER
            3,451 Units of Limited Partnership Interest
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,451 Units of Limited Partnership Interest
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [  ]
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.2%
14)    TYPE OF REPORTING PERSON
            IN

1)     NAME OF REPORTING PERSON
            HELEN P. DILLER
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [  ]
           (b) [  ]
3)     SEC USE ONLY
4)     SOURCE OF FUNDS
           AF
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [  ]
6)     CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON  WITH:
7)     SOLE VOTING POWER
           0
8)     SHARED VOTING POWER
           3,451 Units of Limited Partnership Interest
9)     SOLE DISPOSITIVE POWER
           0
10)    SHARED DISPOSITIVE POWER
           3,451 Units of Limited Partnership Interest
11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,451 Units of Limited Partnership Interest
12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.2%
14)    TYPE OF REPORTING PERSON
           IN

Item 1. Security and Issuer.

     This Schedule 13D/A relates to the units of limited partnership interest (the "Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), which is located at 350 Bridge Parkway, Redwood City, California 94065-1517.

Item 2. Identity and Background.

     This Schedule 13D/A is filed by PIP Partners-General, LLC, a California limited liability company ("PIP General"), PromHill, Inc., a California corporation ("PromHill"), The DNS Trust, a California revocable living trust, Sanford N. Diller and Helen P. Diller (the "Dillers" and, together with PIP General, PromHill and The DNS Trust, the "Reporting Persons").

     PIP General was organized by The DNS Trust, acting through its trustee Sanford N. Diller to acquire Units pursuant to a tender offer in 1996 (the "Tender Offer"). See Item 4. PromHill is the manager of PIP General. The DNS Trust is a family trust which holds, among other properties, 100% of the equity of PromHill and 99% of the equity of PIP General. The Dillers are co-trustees and co-beneficiaries of The DNS Trust. Mr. Diller, a U.S. citizen, is the sole director and the chief executive officer of Prometheus Development Co., Inc., the general partner of the Partnership (the "General Partner"), which as a general partner manages a number of real estate partnerships. Sanford N. Diller is the sole director and the President and Chief Financial Officer of PromHill. Vicki Mullins is a Vice President and Assistant Secretary, and John Murphy is a Vice President and Assistant Secretary, of PromHill. Ms. Diller, a U.S. citizen, currently is not employed.

     The principal offices and the principal business address of each of the Reporting Persons and each of the executive officers listed above is 350 Bridge Parkway, Redwood City, California 94065-1517.

     During the last five years, none of the above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor have any of the above been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On June 20, 2000, PIP General purchased 1,487.5 Units (the "Purchase") from Prom Investment Partners, LLC, a Delaware limited liability company, and its affiliates ("Prom") pursuant to the Agreement for Purchase and Sale of Limited Partnership Units (the "Purchase Agreement") dated as of June 20, 2000, by and among Liquidity Fund Growth--Plus Partners, Liquidity Fund Appreciation and Income Partners, Prom and PIP General in a negotiated transaction for $1,200 per Unit, for an aggregate purchase price of $1,785,000. The Purchase Agreement is attached hereto as Exhibit A and incorporated herein by reference, and the description of the Purchase Agreement set forth herein is qualified in its entirety by reference thereto. PIP General obtained such funds as a capital contribution from The DNS Trust. None of the funds used to acquire beneficial ownership were borrowed funds.

Item 4. Purpose of Transaction.

     The purpose of the Purchase was to acquire Units in the Partnership.

     PIP General intends to seek the approval of the limited partners of the Partnership to merge (the "Merger") PIP Acquisition, LLC ("Acquisition"), a subsidiary of PIP General, with and into the Partnership. In the Merger, if approved and consummated, each Limited Partner other than PIP General will be entitled to receive $1,200 in cash in exchange for each Unit they hold. The Merger would involve the payment to approximately 1,039 Limited Partners holding 15,544 Units an aggregate of $18,652,800.

     The Merger is contingent upon the approval of the holders of a majority of the Units. Pursuant to the Merger Agreement (as defined below), PIP General agreed to vote its Units for or against the Merger in the same proportion as the total number of Units voted by Limited Partners unaffiliated with PIP General or the General Partner. The foregoing plans of PIP General could change at any time in the future. If consummated, as a result of the Merger, PIP General would become the holder of all of the issued and outstanding Units. The Merger, if consummated, would result in the Units becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act because the number of holders of record of Units will be reduced to less than three hundred persons.

     The purpose of the tender offer by PIP General for Units in 1996 (the "Tender Offer") was to acquire Units in the Partnership. The Tender Offer was commenced in response to the tender offer pursuant to Schedule 14D-1 of Prom (the "Apollo Tender Offer"), commenced on October 18, 1996. PIP General and the Partnership entered into the PIP General Tender Offer Agreement, and pursuant thereto PIP General commenced its Tender Offer. PIP General thus offered limited partners of the Issuer (the "Limited Partners") who had a current or anticipated need or desire for liquidity to sell all or a portion of their Units to an affiliate of the General Partner if they so desired. As reported by the Partnership, the apartment projects owned by the Partnership suffer from a hardboard siding problem and other construction defect problems, and the General Partner and its affiliates are experienced in handling the legal management and other aspects of similar problems experienced at other properties in which affiliates of the General Partner have an interest. PIP General believes that such experience is beneficial to the Partnership in dealing with the construction defect problems.

Item 5. Interest in Securities of the Issuer.

     PIP General beneficially owns 3,451 Units. PromHill is the manager of PIP General, and thus beneficially owns these Units as well. The DNS Trust holds 99% of the member interests of PIP General, and thus shares the beneficial ownership of these 3,451 Units with the other member of PIP General. Mr. Diller and Ms. Diller, as co-trustees and beneficiaries of The DNS Trust, share the beneficial ownership of these 3,451 Units.

     PIP General and Promhill, Inc. each have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the 3,451 Units. The DNS Trust, as the holder of 99% of the member interests of PIP General, and the Dillers, as co-trustees of The DNS Trust, share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of the 3,451 Units, pursuant to the operating agreement of PIP General and the Statement of Trust Powers of The DNS Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 2, Item 3, Item 4 and Item 5 above is hereby incorporated by reference herein. Under the terms of the agreement of limited partnership of the Partnership, the General Partner has various rights, duties and obligations as the General Partner with regard to the business and affairs of the Partnership.

     Pursuant to the Agreement and Plan of Merger dated as of June 22, 2000 by and among the Partnership, PIP General and Acquisition (the "Merger Agreement"), and subject to the satisfaction of the conditions set forth therein, Acquisition shall be merged with and into the Partnership, each Unit outstanding (other than any Unit held by PIP General) shall be converted into and shall become the right to receive $1,200 in cash, and each member interest in Acquisition issued and outstanding shall be converted into one newly-issued Unit. The obligations of each party to the Merger Agreement to effect the Merger are subject to a number of conditions, including that the Merger Agreement shall have been approved and adopted by the requisite approval of the Limited Partners, and that the holder of the deeds of trust on the underlying real property held by the Partnership consent (if necessary) to the Merger on terms acceptable to PIP General.

     Except as described above, none of the Reporting Persons nor any director, executive officer, general partner or managing member of any of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Partnership, including, but not limited to transfer or voting of the Units, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. None of the Units are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Units, other than standard default and similar provisions contained in loan agreements, if any.

     In addition, the Merger Agreement can also be terminated at any time, regardless of whether or not the requisite approval of the Limited Partners has been obtained, (1) by the mutual written consent of the Partnership, PIP General and Acquisition, or (2) by any party to the Merger Agreement if the Merger has not been consummated on or before September 30, 2000.

Item 7. Material to be Filed as Exhibits.

Exhibit 1        Agreement for Purchase and Sale of Limited
                 Partnership Units dated as of June 20, 2000, by and among Liquidity Fund Growth--Plus
                 Partners, a California limited partnership,
                 Liquidity Fund Appreciation and Income
                 Partners, a California limited partnership, and Prom Investment Partners, LLC, a Delaware limited liability company, and PIP Partners --
                 General, LLC, a California limited liability company

Exhibit 2        Letter dated June 15, 2000 from Bank of
                 America to Sanford N. Diller

Exhibit 3 Agreement and Plan of Merger dated as of June 22, 2000 by and among Prometheus Income Partners, a California limited partnership, PIP Partners - General, LLC, a California limited liability company, and PIP Acquisition, LLC, a California limited liability company


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      PIP PARTNERS-GENERAL, LLC, a California
                      limited liability company

                      By:  PROMHILL, INC., a California
                           corporation, Its Manager

                      By: /s/ Vicki R. Mullins
                         Name:  Vicki R. Mullins
                         Title: Vice President


                      PROMHILL, INC., a California Corporation

                      By: /s/ Vicki R. Mullins
                         Name:  Vicki R. Mullins
                         Title: Vice President


                      The DNS Trust

                      By:/s/ Sanford N. Diller
                         Name:  Sanford N. Diller
                         Title: Trustee

                      By:/s/ Helen P. Diller
                         Name:  Helen P. Diller
                         Title: Trustee


                      SANFORD N. DILLER

                      By:/s/ Sanford N. Diller
                         Name:  Sanford N. Diller


                      HELEN P. DILLER

                      By:/s/ Helen P. Diller
                         Name:  Helen P. Diller



EXHIBIT 1

                      AGREEMENT FOR PURCHASE AND SALE
                       OF LIMITED PARTNERSHIP UNITS

     THIS AGREEMENT FOR PURCHASE AND SALE OF LIMITED PARTNERSHIP UNITS (the "Agreement") dated as of June 20, 2000, is entered into by and between Liquidity Fund Growth--Plus Partners, a California limited partnership ("LFGP"), Liquidity Fund Appreciation and Income Partners, a California limited partnership ("LFAI"), and Prom Investment Partners, LLC, a Delaware limited liability company (individually, "PIP LLC" and, collectively together with LFGP and LFAI, "Sellers"), and PIP Partners - General, LLC, a California limited liability company ("Purchaser").

                              R E C I T A L S

     A. Prometheus Income Partners ("Partnership") is a California limited partnership, and has issued limited partnership interests in the form of units in the Partnership. Limited partnership interests in the Partnership are held by investors in the form of partnership units ("Units").

     B. Sellers currently hold 1487.5 Units (collectively "Seller Units") in the aggregate and desire to sell them to Purchaser on the terms and conditions set forth herein and Purchaser desires to acquire the Seller Units on such terms.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises herein contained, and other good and valuable consideration, receipt whereof is hereby acknowledged, the parties hereto agree as follows:

     1. Sale and Purchase of Seller Units. Sellers hereby agree to sell,transfer, assign and convey the following Units:

         LFGP          25.00 Units
         LFAI          50.00 Units
         PIP LLC       1412.50 Units

and Purchaser hereby agrees to purchase all of the Seller Units, subject to all of the terms and conditions set forth herein.

     2.  Purchase Price.

         (a) The purchase price for the Seller Units shall be One Thousand Two Hundred Dollars ($1,200) per Unit, for a total purchase price ("Purchase Price") of One Million Seven Hundred Eighty-Five Thousand Dollars ($1,785,000), allocated as follows:

         LFGP          $   30,000
         LFAI          $   60,000
         PIP LLC       $1,695,000

The Purchase Price shall be paid by Purchaser to Sellers in cash as set forth below.
         (b) In the event that Buyer acquires any Units from any other person within two (2) years following the date of Closing for cash (or cash equivalent) at a purchase price in excess of One Thousand Two Hundred Dollars ($1,200) per Unit, Buyer shall pay each Seller an amount equal to (i) the amount in excess of One Thousand Two Hundred Dollars ($1,200) per Unit paid to such person, multiplied by (ii) the number of Units sold to Buyer by such Seller

     3.  Conditions Precedent.

         3.1 Conditions Precedent to Purchaser's Obligations. The obligation of Purchaser to consummate the transaction to be performed by it in connection with the Closing is subject to the satisfaction of the following conditions:

              (a) All of the representations and warranties of Sellers set forth in this Agreement shall be true and correct as of the date of Closing.

              (b) Sellers shall have complied with all material covenants and agreements of Sellers set forth in this Agreement, including the execution and delivery of the Transaction Documents (defined below).

     The foregoing conditions contained in this Section 3.1 are intended solely for the benefit of Purchaser. Purchaser shall at all times have the right to waive any condition if it executes a writing so stating at or prior to the Closing. All approvals given by Purchaser under this Section 3.1 shall be in writing. The waiver by Purchaser of any condition shall not relieve Sellers of any liability or obligation with respect to any representation, warranty, covenant of agreement of Sellers.

          3.2 Condition Precedent to Sellers' Obligations. The obligation of Sellers to consummate complete the sale of the Seller Units in accordance with this Agreement is subject to the satisfaction of the following conditions:

             (a) All of the representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of Closing.

             (b) Purchaser shall have complied with all material covenants and agreements of Purchaser set forth in this Agreement.

     The foregoing conditions contained in this Section 3.2 are intended solely for the benefit of Sellers. Sellers shall at all times have the right to waive any condition if it executes a writing so stating at or prior to the Closing. All approvals given by Sellers under this Section 3.2 shall be in writing. The waiver by Sellers of any condition shall not relieve Purchaser of any liability or obligation with respect to any representation, warranty, covenant of agreement of Purchaser.

     4. Seller's Representations and Warranties. Sellers hereby represent and warrant to Purchaser as of the date hereof as follows:

          4.1 Good Standing. Each of LPGP and LPAI is a limited partnership duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own and operate its properties, and carry on its businesses as now conducted. PIP LLC is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own and operate its properties, and carry on its businesses as now conducted.

          4.2 Authorization, Execution and Delivery. Each of Sellers has the power and authority to execute, deliver and perform its obligations under this Agreement, the Assignment (defined below) and the other documents described herein (collectively, "Transaction Documents") which are to be executed by Sellers to carry out the transaction described herein. All of the Transaction Documents have been (or will be at the Closing) duly authorized, executed and delivered and as of the Closing Date will constitute the legal, valid and binding obligations of Sellers, enforceable in accordance with their respective terms.

          4.3 No Actions. There is no action, proceeding or investigation pending or threatened (or any basis therefor) which questions, directly or indirectly, the validity of this Agreement or any other Transaction Document or any action taken or to be taken pursuant hereto or thereto.

          4.4 Title to the Seller Units. Each of Sellers has, and upon consummation of the transactions contemplated hereby will convey and deliver to Purchaser, good and marketable title to the Seller Units which it has agreed to sell pursuant to this Agreement, and such Units are, and will be conveyed and delivered to Purchaser, free and clear of all liens, security interests, claims, options, charges and encumbrances. The Seller Units listed next to the name of each Seller in Section 1 above are all of the Units owned by each Seller and none of the Sellers has previously assigned, encumbered or otherwise transferred such Units or any interest therein.

          4.5 No Litigation. There are no actions, suits or proceedings pending (whether or not service of process thereon has been effected), or to the best of Sellers' knowledge, threatened, in any court at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, that might adversely affect (i) the ability of each of Sellers to perform its obligations under this Agreement or any other Transaction Document (ii) the validity of the Assignment, or (iii) the ownership or transferability of the Units.

          4.6 No Breach. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute a default or result in the acceleration of, any obligation under any agreement or instrument of any kind to which any of Sellers is a party or by which any of them or their respective assets is bound, which breach, default or acceleration would materially and adversely affect the transaction contemplated by this Agreement or Purchaser's title to the Seller Units.

          4.7 Consents. No consent or approval of any party is required in connection with Sellers' execution of, or performance under, this Agreement and the other Transaction Documents.

          4.8 Foreign Person. None of Sellers is not a "foreign person" within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended.

          4.9 Economic Risk. Each of Sellers (a) acknowledges that the Seller Units are being acquired by an affiliate of the general partner of the Partnership; (b) is a sophisticated investor with substantial experience in investments similar to the Partnership and is capable of evaluating the merits and risks of the sale of the Seller Units to Purchaser; (c) has had full opportunity to discuss the Partnership and its business with the general partner and has timely received and reviewed any financial and other information desired to permit them to adequately evaluate the Partnership and its business and investments; and (d) based on the foregoing, has made its own determination as to the value of the Seller Units and accepts the possibility that the Seller Units may be worth an amount greater than the price paid under this Agreement.

     5. Representations and Warranties of Purchaser. Purchaser warrants and represents as follows:

          5.1 Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own and operate its properties, and carry on its businesses as now conducted.

          5.2 Authorization, Execution and Delivery. Purchaser has the power and authority to execute, deliver and perform its obligations under this Agreement and the other Transactions Documents which are to be executed by Purchaser to carry out the transaction described herein. All of the Transaction Documents have been (or will be at the Closing) duly authorized, executed and delivered and constitute (or will constitute as of the Closing Date) the legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms.

     6.  Closing.

          6.1 Closing Date. The closing of the transactions contemplated herein ("Closing") shall be the date ("Closing Date") on which the Purchase Price is paid and all other documents contemplated by this Agreement are executed and exchanged, which date shall be no later than May 31, 2000. The Purchase Price shall be paid by Purchaser to Seller by wire transfer of federal funds by the end of the second business day following Purchaser's receipt of at least one originally executed copy of this Agreement and the Assignment, duly executed by each of the Sellers. Notwithstanding the date of this Agreement or the Closing Date, the transfer of ownership of the Units shall be deemed to have occurred on April 1, 2000 for all purposes.

          6.2 Sellers' Delivery of Closing Documents. On or before the Closing Date, Sellers shall deliver to Purchaser the following documents:

               (a) An Assignment of Partnership Units in the form set forth in Exhibit "A" attached hereto (the "Assignment"), duly executed by Sellers, as Assignor, and to be executed by Purchaser, as Assignee; and

               (b) An executed Non-Foreign Affidavit in the form set forth in Exhibit "B" attached hereto.

           6.3 Delivery of Purchase Price. At the Closing, Purchaser shall deliver to Sellers the Purchase Price.

7.   Mutual Release.

          7.1 Release. From and after the Closing Date, Sellers and Purchaser, and each of them (collectively, "Releasors"), hereby release, discharge and acquit each other and each of their past and present owners, agents and representatives, including, but not limited to, parent corporations, divisions, subsidiaries, affiliates, shareholders, officers, directors, employees, attorneys, successors and assigns, individually and collectively, and each of them, in each and all of their capacities (collectively, "Releasees"), of and from any and all claims, demands, damages, debts, liabilities, actions, accounts, obligations, claims of legal or equitable ownership interests, whether in law or equity, costs, expenses, liens, agreements, rights, causes and causes of action of any nature whatsoever, whether now known or unknown, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, or which hereinafter can, shall or may exist and which arise out of, relate to or are connected with the Partnership; provided, however, that the Releasors do not release the Releasees from any claims arising from a breach of this Agreement or any of the other Transaction Documents or Buyer's failure to provide any information required to be provided to Sellers under applicable law in connection with the acquisition of the Seller Units.

           7.2 Civil Code Section 1542. Sellers and Purchaser expressly agree and understand that Section 1542 of the California Civil Code provides as follows:
          "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

The provisions of Section 1542 of the California Civil Code and any similar law of any state or territory of the United States are hereby expressly waived by each of the parties to this Agreement.

           7.3 Representation and Warranty. Each of the Releasors further warrants and represents to each of the Releasees that it has not in any manner sold, assigned, or transferred, or purported to sell, assign or transfer, voluntarily, involuntarily or by operation of law, any claims, causes of action or rights which would otherwise be released pursuant to this Agreement.
Sellers and Purchaser further agree that should any party to this Agreement be in breach of this representation and warranty, said breaching party shall indemnify, defend and hold harmless the other party and each of the Releasees, from and against any claim, demand, damage, debt, liability, obligation, cost, expense including attorneys' fees, lien, agreement, right, action, cause or cause of action which such other party or the Releasees may suffer, incur or be subjected to as a result of such breach.


 8.     General Covenants.

          8.1 No Transfer of Seller Units. From and after the date of this Agreement, to the Closing or earlier termination of this Agreement, Sellers shall not grant or issue any options, warrants or rights to acquire, or any security convertible into or exchangeable for or which in any manner confers on the holder thereof the right to acquire, any of the Seller Units or any interest therein.

          8.2 No Encumbrance. From and after the date of this Agreement, to the Closing or earlier termination of this Agreement, Sellers shall not mortgage, pledge or otherwise subject the Seller Units to any lien, security interest, encumbrance or charge of any nature.

          8.3 No Further Acquisition of Units. Commencing on the date of this Agreement and for a period of two (2) years following the date of Closing, neither Sellers, Apollo Real Estate or any of their respective Affiliates and associates (collectively, "Apollo Parties") will, alone or in concert with others (and each of the Apollo Parties will not advise, assist or encourage others to), directly or indirectly, unless specifically requested in writing in advance by the Partnership (it being understood that none of the Apollo Parties shall seek to have the Partnership or any of the Partnership's officers, directors, representatives, employees, attorneys, advisors, agents, affiliates or associates make any such request):

          8.3.1 By purchase or otherwise, acquire, or agree to acquire, ownership (including, but not limited to, beneficial ownership) of any Units or other interest in equity securities of the Partnership, or any successor thereto, which, together with the units are collectively referred to herein as the "Partnership Equity Securities", or direct or indirect rights therein (including convertible securities), options, warrants or other rights to acquire such ownership;

         8.3.2 Make any public announcement with respect to, or submit any proposal for the acquisition of beneficial ownership of Partnership Equity Securities (or direct or indirect rights therein, including, without limitation, convertible securities, options, warrants or other rights to acquire such beneficial ownership) or for or with respect to any extraordinary transaction or merger, consolidation, sale of assets or business combination involving the Partnership or any or its affiliates, whether or not such proposal might require the making of a public announcement by the Partnership unless (a) such proposal is directed and disclosed solely to the General Partner of the Partnership, and (b) the General Partner of the Partnership shall have requested the Apollo Parties in writing in advance for the submission of such proposal;

          8.3.3 Make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act")), whether or not such solicitation is subject to or exempt from any provision of Regulation
14A, or seek to advise or influence any person or entity with respect to the voting of, any Partnership Equity Securities or any voting securities of any of its affiliates;

          8.3.4 Form, join or in any way participate in a "group" (as such term is used in Section 13d(3) of the Exchange Act and the rules promulgated thereunder) with respect to any securities of the Partnership or any of its affiliates (including, but not limited to, any Partnership Equity
Securities) in connection with any action or matter otherwise prohibited by the terms of this Agreement;

          8.3.5 Initiate or propose any unit holder proposals for submission to a vote of unit holders with respect to the Partnership or any of its affiliates;

          8.3.6 Initiate any communication with any tenant, lender, supplier or other person having relationships with the Partnership concerning the Partnership or the operation of an any property owned by the Partnership;

          8.3.7 Otherwise seek to control and/or influence the management or policies of the Partnership or any of its affiliates;

          8.3.8 Institute, prosecute or pursue against the Partnership (or any of its officers, directors, representatives, employees, attorneys, advisors, agents, affiliates or associates) (a) any claim with respect to any action hereafter approved by the General Partner or (b) any claim on behalf of a class of the Partnership's security holders;

          8.3.9 Incite, suggest, encourage, recommend or in any other way assist, directly or indirectly, verbally or nonverbally, orally or in writing, whether individually or by or through an agent, representative, attorney or other person, the institution, prosecution or pursuit of any pending or future claim, lawsuit, charge, complaint, investigation or proceeding against the Partnership (or any of its general partners, officers, directors, representatives, employees, attorneys, advisors, agents affiliates or associates);

          8.3.10 Disclose to any third party, or make any filing under the Exchange Act (including, without limitation, under Section 13(d) thereof) disclosing, any intention, plan or arrangement inconsistent with the foregoing;

          8.3.11 Enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

          8.3.12 Request the Partnership or its general partner (or any of their respective partners or officers, directors, members, representatives, employees, attorneys, advisors, agents, affiliates or associates) to waive, amend or modify in any material respect any restrictions contained in this
Section 8.3 (or to waive, amend or modify this subsection 8.3.

          8.3.13 For purposes of this definition, control shall mean the practical ability to direct and manage the affairs of a person by any means, shall include the control of the sole general partner or the managing general partner of any partnership or the manager or managing member of a limited liability company, and shall be conclusively evidenced in respect of any corporation or other entity by ownership of more than twenty-five percent (25%) of the voting stock or other equity or beneficial-interests outstanding at the time of determination.

     9. Costs and Expenses. Each of the parties hereto shall bear their own costs and expenses in connection with the transaction contemplated by this Agreement and the Transaction Documents.

     10. Commissions. Sellers and Purchaser each represents that it has not entered into any agreements, written or oral, which would create any liability on the part of the other party for payment of commissions with respect to this transaction and shall indemnify, defend and save the other harmless from any such liability.

     11. Actions After the Closing. Subsequent to the Closing, each party to this Agreement shall, at the request of any other party to this Agreement, furnish, execute and deliver such documents, instruments, notices or other further assurances as counsel for the requesting party shall reasonably require as being necessary or desirable to effect the complete consummation of this Agreement or in connection with the preparation and filing of reports required or requested by governmental agencies and other regulatory bodies.

     12. Survival of Warranties. All representations, warranties, promises and covenants specifically set forth in this Agreement shall survive the execution and delivery of this Agreement and the Closing specified herein.

     13. Notices. All notices given by any party hereto to any other party shall be by certified mail return receipt requested, by overnight courier service, or by personal delivery addressed or delivered, as the case might be, to the party at the address set forth below. In addition to the foregoing, a copy of any notice shall be sent by facsimile at the numbers set forth below.

     If to Sellers:          Apollo Management
                             1301 Avenue of the Americas
                             30th Floor
                             New York, New York 10019
                             Attention: Richard Mack
                             Facsimile No.(212) 515-3284

     with a copy to:         David G. Estes, Esq.
                             655 Montgomery Street, Suite 810
                             San Francisco, California
                             Facsimile No.(415) 288-4275

     If to Purchaser:        c/o Maxim Property Management
                             350 Bridge Parkway
                             Redwood City, California 94065
                             Attention: John J. Murphy
                             Facsimile No. (650) 596-5377

     with a copy to:         Alan W. Weakland, Esq.
                             Paul, Hastings, Janofsky & Walker LLP
                             555 South Flower Street
                             23rd Floor
                             Los Angeles, CA  90071
                             Facsimile No.: (213) 627-0705

     14. Confidentiality. Any information disclosed by or on behalf of Sellers, Purchaser or the Partnership shall be treated as confidential by the recipient thereof and shall not be disclosed to any third party other than pursuant to the requirements of law or in litigation arising with respect to this Agreement. To this end, each recipient of information will employ the same degree of care to avoid disclosure of such information that it employs with respect to its own information deemed confidential. If, for any reason, this Agreement is terminated prior to the consummation of the Closing, each party shall then cause all information, data, and documents provided by the other party to be returned to such other party.

     15. Persons Bound. This Agreement shall be binding upon and shall inure to the benefit of the undersigned parties and their respective heirs, legal representatives, successors and assigns.

     16. Severability. The terms and conditions of this Agreement are severable, the invalidity of any part of this Agreement shall not affect the validity of the other parts hereof.

     17. Jurisdiction of Courts. Notwithstanding any provision of the Partnership Agreement or any other agreement to the contrary, any dispute regarding this Agreement or the transfer of Seller Units shall be subject to resolution in the courts of the State California. Any judicial proceeding between the parties under this Agreement and/or under any of the Transaction Documents shall be brought in the Superior Court for San Mateo County or the United States District Court for the Northern District of California, and each of the parties hereby subjects itself to the jurisdiction thereof and waives any objection to venue therein.

     18. Attorneys' Fees. Should any party to this Agreement reasonably retain legal counsel for the purpose of instituting any action or proceeding, to enforce or to prevent the breach of any provision of this Agreement, for damages by reason of any alleged breach, for a declaration of such party's rights or obligations under this Agreement, or for any other arbitrated or judicial remedy, then the prevailing party shall be entitled to be reimbursed by the other party for all costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorneys' fees for the services rendered to the prevailing party.

     19. No Joint Venture. The execution of this Agreement and the exercise of any of its provisions are not intended, and shall not be construed to create a new or independent partnership or joint venture between Seller and Purchaser.

     20. Time of the Essence. Time is specifically declared to be of the essence of this Agreement.

     21. Amendments. This Agreement may be amended only by a writing signed by each of the parties to this Agreement.

     22. No Party Deemed Drafter. The parties agree that no party shall be deemed the drafter of his Agreement and further, that in the event this Agreement is ever construed by a court of law, such court shall not construe this Agreement or any provision of this Agreement against any party as the drafter of this Agreement.

     23. Entire Agreement. This Agreement and the Transaction Documents constitute and contain the entire agreement between Sellers and Purchaser and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter of this Agreement.

     24. Applicable Law. This Agreement shall be controlled, construed and enforced in accordance with the laws of the State of California.

     25. Interpretation. Whenever the context so requires, all words used in the singular will be construed to have been used in the plural, and vice versa, and each gender will include any other gender. The headings used in this Agreement are inserted solely for the convenience of reference and are not a part of, nor intended to govern, limit or aid in the construction of, any term or provision hereof.

     26. Facsimile Signatures; Counterparts. This Agreement and all or any of the Transaction Documents may be executed in two or more counterparts, and each counterpart, when executed, shall be deemed an original. All such counterparts, together, shall constitute one Agreement or one document binding on all the parties thereto, notwithstanding that all the parties are not signatory to the original or the same counterpart. The parties hereto each agree that the receipt of an authorized signature to this document transmitted via facsimile machine shall be satisfactory to bind such party to the terms of this Agreement. In the event a signature is transmitted via facsimile machine, the party so transmitting shall deliver original signature pages as soon as reasonably possible.

     27. Obligations. Each Seller's liability under this Agreement shall be limited to its own representations, warranties and covenants and none of the Sellers shall have liability for the representations, warranties or covenants of any other Seller.



     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                    PURCHASER:
                                    PIP PARTNERS - GENERAL, LLC,
                                    a California limited liability company

                                    By:  PromHill, Inc.,
                                    a California corporation
                                    By:/s/ John J. Murphy
                                    Its:   Vice President

                                    SELLERS:
                                    LIQUIDITY FUND GROWTH-PLUS PARTNERS,
                                    a California limited partnership
                                    By:/s/ Brent Donaldson
                                    Its:   President

                                    LIQUIDITY FUND APPRECIATION AND INCOME
                                    PARTNERS, a California limited partnership
                                    By:/s/ Brent Donaldson
                                    Its:    President

                                    PROM INVESTMENT PARTNERS, LLC,
                                    a Delaware limited liability company
                                    By:/s/ Richard Mack
                                    Its:   Vice President


LIST OF EXHIBITS

Exhibit A		Form of Assignment
Exhibit B		Non-Foreign Affidavit


                             EXHIBIT "A"

                   ASSIGNMENT OF PARTNERSHIP UNITS


     THIS ASSIGNMENT OF PARTNERSHIP UNITS ("Assignment") is dated as of
June 20, 2000, but is made effective as of April 1, 2000, by LIQUIDITY FUND GROWTH-PLUS PARTNERS, a California limited partnership, LIQUIDITY FUND APPRECIATION AND INCOME PARTNERS, a California limited partnership, and PROM INVESTMENT PARTNERS, LLC a Delaware limited liability company (collectively "Assignors"), in favor of PIP PARTNERS-GENERAL, LLC, a California limited liability company ("Assignee").

      This Assignment is being executed and delivered pursuant to that certain Agreement for Purchase and Sale of Limited Partnership Units dated as of June 20, 2000 ("Purchase Agreement"), pursuant to which Assignors have agreed to assign their limited partnership units in Prometheus Income Partners, a California limited partnership ("Partnership"), to Assignee. All capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

  FOR GOOD AND VALUABLE CONSIDERATION, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1. Assignment, Conveyance and Transfer of Partnership Units. Each of Assignors hereby sells, assigns, transfers and conveys to Assignee as of April 1, 2000, without the need for the execution of any additional documentation (said transfer being automatic upon the execution of this Assignment), each Assignor's right, title and interest in and to the limited partnership units in the Partnership ("Units") set forth below in accordance with the terms of the Purchase Agreement, with the right to receive the share of Partnership profits, losses, income, gains, deductions, credits and capital distributions attributable to the Units assigned, conveyed and transferred hereby, as well as any rights of consent, voting rights and any other rights of Assignor with respect to the Partnership attributable to the Units.

            LFGP              25.00 Units
            LFAI              50.00 Units
            PIP LLC         1412.50 Units

     2. Further Assurances. Each Assignor agrees to execute such further documents as Assignee may deem reasonably necessary or desirable to effectuate the purposes of this Assignment.

     3.  Miscellaneous.

         (a) This Assignment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         (b) Assignee shall be entitled to enforce the terms of this Assignment by an action either for specific performance or for injunctive relief, or both, to prevent Assignors' breach or continued breach of this Assignment.

         (c) This Assignment shall be binding upon the parties and their heirs, representatives, executors, administrators, successors and assigns and shall inure to the benefit of the parties and to their respective heirs, representatives, executors, administrators, successors and assigns.

         (d) This Assignment shall be governed by and construed in accordance with California law.

     IN WITNESS WHEREOF, Assignors and Assignee have executed this Assignment as of the day and year first above written.

                                   ASSIGNORS:

                                   LIQUIDITY FUND GROWTH
                                   -PLUS PARTNERS, a California limited
                                   partnership

                                   By:/s/ Brent Donaldson
                                   Its:   President

                                   LIQUIDITY FUND APPRECIATION
                                   AND INCOME PARTNERS, a California limited partnership

                                   By:/s/ Brent Donaldson
                                   Its:   President

                                   PROM INVESTMENT PARTNERS, LLC,
                                   a Delaware limited liability company

                                   By:/s/ Richard Mack
                                   Its:   Vice President


                              EXHIBIT "B"
           TRANSFEROR'S CERTIFICATION OF NON-FOREIGN STATUS


A.   Federal FIRPTA Certificate

     To inform PIP Partners-General, LLC, a California limited liability company ("Transferee"), that withholding of tax under Section 1445 of the Internal Revenue Code of 1986, as amended (the "Code"), will not be required upon the transfer of certain limited partnership units in Prometheus
Income Partners, a California limited partnership, to Transferee, by Liquidity Fund Growth-Plus Partners, a California limited partnership ("LFGP"), Liquidity Fund Appreciation and Income Partners, a California limited partnership ("LFAI"), and PROM Investment Partners, LLC, a Delaware limited liability company ("PIP LLC"):

     1.  LFGP hereby certifies to Transferee:

          a. LFGP is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the Income Tax Regulations promulgated thereunder);

          b.  LFGP's U.S. tax identification number is 94-3108802; and

          c. LFGP's office address is C/O Oasis Solutions, Inc. 4457 Willow Rd., Pleasanton, California 94588.

     LFGP understands that this Certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     LFGP understands that Transferee is relying on this Certification in determining whether withholding is required upon said transfer.

     2.  LFAI hereby certifies to Transferee:

          a. LFAI is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the Income Tax Regulations promulgated thereunder);

          b.  LFAI's U.S. tax identification number is 94-3118787; and

          c. LFAI's office address is C/O Oasis Solutions, Inc. 4457 Willow Rd., Pleasanton, California 94588.

     LFAI understands that this Certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     LFAI understands that Transferee is relying on this Certification in determining whether withholding is required upon said transfer.

     3.  PIP LLC hereby certifies to Transferee:

          a. PIP LLC is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and the Income Tax Regulations promulgated thereunder);

          b.  PIP LLC's U.S. tax identification number is 13-3912591; and

          c. PIP LLC's office address is 5 Cambridge Center, Cambridge, Massachusetts 02142.

     PIP LLC understands that this Certification may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     PIP LLC understands that Transferee is relying on this Certification in determining whether withholding is required upon said transfer.

B.  State of California-California
    Resident/Non-Resident Affidavit

     Sections 18805 and 26131 of the Revenue and Taxation Code provide that a buyer may be required to withhold 3 1/3% of the sales price of the California real property sold by a non-resident Seller, unless the sales price of the property is less than $100,000.00.

     Each of LFGP, LFAI and PIP LLC hereby certifies that it is a California resident and not subject to the above mentioned withholding and that its California residence address is
____________________________.

     Each of LFGP, LFAI and PIP LLC understands that this certificate may be disclosed to the Franchise Tax Board of California by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

     Under penalty of perjury the undersigned declare that they have examined this Certification and to the best of their knowledge and belief it is true, correct and complete, and they further declare that they have authority to sign this Certification.

Dated: May __, 2000.

                                   LIQUIDITY FUND GROWTH
                                  -PLUS PARTNERS, a California limited
                                   partnership

                                   By:/s/ Brent Donaldson
                                   Its:   President

                                   LIQUIDITY FUND APPRECIATION
                                   AND INCOME PARTNERS, a California limited partnership

                                   By:/s/ Brent Donaldson
                                   Its:   President

                                   PROM INVESTMENT PARTNERS, LLC,
                                   a Delaware limited liability company

                                   By:/s/ Richard Mack
                                   Its:   Vice President


EXHIBIT 2


June 15, 2000


Mr. Sanford N. Diller
ATTN:  John E. Ghio
350 Bridge Parkway
Redwood City, CA 94065-1517


Dear Mr. Diller:

Thank you for the opportunity to consider your recent application for a secured line of credit. We have reviewed your request and based on our long relationship and your financial capacity believe we could issue a line of credit in the amount of $20,000,000.00. The terms and conditions would be typical for this type of facility - Prime +1%, renewable annually, 1% fee and other applicable fees customary for this type of credit facility.

Bank of America values your business and we look forward to working with you on this credit. We will be contacting you shortly to discuss the structure of this loan in more detail. However, please feel free to contact me should you have any questions.

Sincerely,

Bank of America NT & SA


/s/ Ann Chambers
Ann Chambers
Senior Vice President
Real Estate Banking Manager



EXHIBIT 3

Exhibit 3


                         AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is entered into as of June 22, 2000, by and among Prometheus Income Partners, a California limited partnership (the "Partnership"), PIP Partners - General, LLC, a California limited liability company ("PIP General"), and PIP Acquisition, LLC, a California limited liability company and a wholly-owned subsidiary of PIP General ("Acquisition").

     WHEREAS, the parties now desire to merge Acquisition with and into the Partnership (the "Merger") on the terms and conditions hereinafter set forth and in accordance with the provisions of Sections 15678.1-.9 of the California Revised Uniform Limited Partnership Act, as amended (the "Act") and Sections 17550-17556 of the Beverly-Killea Limited Liability Company Act (the "LLC Act"); and

     WHEREAS, Acquisition has been formed for such purpose;

     NOW THEREFORE, BE IT RESOLVED, that in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                              ARTICLE I
                          TERMS OF MERGER

     Acquisition shall be merged with and into the Partnership in a statutory merger in accordance with the Act and the LLC Act on the terms and subject to the conditions set forth in this Agreement.


                             ARTICLE II
                          EFFECT OF MERGER

     On the "Effective Date" (as defined below):

    (1)  Acquisition shall be merged with and into the Partnership;

    (2) the Partnership shall possess all the rights, privileges, immunities and franchises of Acquisition, and all property, real, personal and mixed, and debts due on whatever account, and every other interest belonging to or due to Acquisition (including, but not limited to, liability for any fees or franchise taxes due and owing to the Secretary of State of California as of the Effective
Date) shall be deemed to be transferred to and vested in the Partnership, without further act, deed or transfer;

(3) the Partnership shall thenceforth be responsible for and subject to all of the debts, liabilities and obligations of Acquisition in the same manner as if the Partnership had itself incurred them;

   (4) any claim, existing action, or proceeding pending by or against Acquisition may be prosecuted to judgment by the Partnership; and

   (5) neither the rights of creditors nor any liens upon the property of Acquisition shall be impaired by the Merger.

The "Effective Date" shall be the date following the satisfaction of the conditions set forth in Article VIII hereof on which a Certificate of Merger is filed with the Secretary of State of the State of California in accordance with the Act and the LLC Act, which date shall be not greater than twenty days following the approval of the Merger by the limited partners of the Partnership (the "Limited Partners").


                               ARTICLE III

                 MANNER AND BASIS OF CONVERTING INTERESTS

     As of the Effective Date, by virtue of the Merger and without any action on the part of any party hereto:

     (1) Each limited partner interest in the Partnership (each, a "Unit") outstanding immediately prior to the Effective Date (other than any such Unit held by PIP General) shall be converted into and shall become the right to receive cash (without interest thereon) in an amount equal to $1,200 (the "Merger Consideration") upon surrender of a duly executed letter of transmittal by the holder of such Unit in form and substance reasonably satisfactory to PIP General. As of the Effective Date, each such Unit shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and the holder of such Unit shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

     (2) As of the Effective Date, each member interest in Acquisition issued and outstanding as of the Effective Date shall be converted into one newly-issued Unit.


                                  ARTICLE IV

                     CHARTER DOCUMENTS; GENERAL PARTNER

     (1) The Certificate of Limited Partnership and Second Amended and Restated Limited Partnership Agreement of the Partnership dated October 1, 1992 (the "Partnership Agreement"), each as in effect on the Effective Date, shall be the charter documents of the Partnership until duly amended or changed in accordance with the Partnership Agreement and the Act.

     (2) Subject to and in accordance with the Partnership Agreement, Prometheus Development Co., Inc. will continue as the general partner of the Partnership.


                                  ARTICLE V
                   PARTNERSHIP REPRESENTATIONS AND WARRANTIES

     The Partnership hereby represents and warrants that:

     (1) The Partnership has been duly organized and is existing as a limited partnership in good standing under the laws of the State of California with full power and authority to own and lease its properties and to conduct its business as currently conducted.

     (2) The Partnership has the power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations under this Agreement. The execution and delivery by it of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action by the Partnership other than the approval of Limited Partners holding at least 50% of the issued and outstanding Units. This Agreement (assuming the due authorization, execution and delivery hereof by the other parties hereto) constitutes the legal, valid and binding obligation of the Partnership, enforceable against it in accordance with the terms hereof.

     (3) Other than as follows, the execution, delivery and performance of this Agreement and the consummation of the transactions will not (i) conflict with or result in a breach or violation of any terms or provision of, or constitute a default under (with or without notice or passage of time, or both), or otherwise give any person a basis for accelerated or increased rights or termination or nonperformance under, any indenture, mortgage, deed of trust, loan or credit agreement, lease, license or other agreement or instrument to which the Partnership is a party or by which the Partnership or its assets is bound or affected, (ii) result in the violation of the provisions of the formation documents of the Partnership or any legal requirement applicable to or binding upon the Partnership, (iii) result in the creation or imposition of any lien upon any property or asset of the Partnership, (iv) require the consent of any person to the transactions contemplated hereby that has not heretofore been obtained other than the consent of the Limited
Partners and of The Prudential Insurance Company of America or (v) otherwise adversely affect the contractual or other legal rights or privileges of the
Partnership:

       (a) Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents and Proceeds dated as of December 23, 1997, with respect to Alderwood; and

       (b) Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents and Proceeds dated as of December 23, 1997, with respect to Timberleaf.

     (4) Other than as follows, or as otherwise disclosed in this Agreement as of the date of this Agreement, the Partnership has good and marketable title to all of the Partnership's assets free and clear of all liens:

       Mortgages and liens not yet due and payable, convenants, conditions and restrictions of record

     (5) Other than the hardboard siding litigation discussed in the Partnership's Form 10-Q/A dated as of March 31, 2000, as of the date of this Agreement, neither the Partnership nor its assets is involved in material litigation.


                               ARTICLE VI
                            VOTING OF UNITS

     (1) The Partnership hereby covenants and represents that as promptly as practicable following the date hereof it shall hold a meeting (the "Meeting") of the Limited Partners at which the Limited Partners will have the opportunity to vote their Units for or against the transactions contemplated by this Agreement.

     (2) At the Meeting, PIP General hereby covenants and represents that it shall vote its Units for or against the transactions contemplated by this Agreement in the same proportion as the total number of Units voted by Limited Partners unaffiliated with PIP General or the General Partner.

     (3) The Partnership shall use reasonable commercial efforts to obtain the approval of the Merger by the Limited Partners at the Meeting.


                              ARTICLE VII
       PIP GENERAL AND ACQUISITION REPRESENTATIONS AND WARRANTIES

     Each of PIP General and Acquisition hereby represents and warrants that:

     (1) Such party has been duly organized and is existing as a limited liability company in good standing under the State of California with full power and authority to own and lease its properties and to conduct its business as currently conducted.

     (2) Such party has the power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations under this Agreement. The execution and delivery by such party of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all necessary limited liability company action. This Agreement (assuming the due authorization, execution and delivery hereof by the other parties hereto) constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

     (3) Such party's execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby will not (i) conflict with or result in a breach or violation of any terms or provision of, or constitute a default under (with or without notice or passage of time, or both), or otherwise give any person a basis for accelerated or increased rights or termination or nonperformance under, any indenture, mortgage, deed of trust, loan or credit agreement, lease, license or other agreement or instrument to which such party is a party or by which it or its assets is bound or affected,
(ii) result in the violation of the provisions of the formation documents of such party or any legal requirement applicable to or binding upon such party, (iii) result in the creation or imposition of any lien upon any property or asset of such party, (iv) require the consent of any person to the transactions contemplated hereby that has not heretofore been obtained or (v) otherwise adversely affect the contractual or other legal rights or privileges of such party.

     (4) Acquisition, PIP General and their affiliates have adequate funds available out of current resources to pay the Merger Consideration to all holders of Units (other than PIP General).


                              ARTICLE VIII
                               CONDITIONS

     (1) The obligations of each party hereto to effect the Merger shall be subject to the fulfillment (or waiver by each party hereto) at or prior to the Effective Date of the following conditions:

       (a) No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (i) that is in effect and prohibits consummation of the Merger or any other transactions with respect to any party hereto expressly contemplated by this Agreement, or (ii) that is enacted, issued, promulgated, enforced or entered after the date of this Agreement and, in any such case, is in effect and imposes restrictions on any party hereto with respect to the business operations thereof that would result in a material adverse effect on the assets, business, financial condition or prospects thereof (clauses (i) and (ii), collectively, and "Order"), and no governmental entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order, and no other person shall have instituted any proceeding seeking any such Order which is reasonably likely to succeed.

       (b) All material actions by, and all consents, approvals, orders or authorizations from, or filings with, governmental entities of competent authority necessary for the consummation of the Merger or any other transactions expressly contemplated by this Agreement shall have been obtained or made, as the case may be.

     (2) The obligations of the Partnership to effect the Merger and the other transactions relating to the Partnership which are contemplated by this Agreement to be performed by it are further subject to the condition (or waiver by the Partnership) that:

       (a) the representations and warranties of PIP General and Acquisition set forth herein shall be true and correct at and as of the closing date; and

       (b) this agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite approval of the Limited Partners.

     (3) The obligations of PIP General and Acquisition to effect the Merger and the other transactions contemplated by this Agreement which are to be performed by it are further subject to the conditions (or waiver by PIP General and Acquisition) that:

       (a) the representations and warranties of the Partnership set forth herein shall be true and correct at and as of the closing date;

       (b) the holders of the deeds of trust referred to in Article V, Section 3 above consent (if necessary) to the Merger on terms acceptable to PIP General and Acquisition; and

       (c) there is no material adverse change, from and after the date hereof, in the assets, business, financial condition or prospects of the Partnership.


                              ARTICLE IX
                             TERMINATION

     This Agreement may be terminated at any time prior to the Effective Date (regardless of whether or not the requisite approvals of the Limited Partners have been obtained) as follows:

     (1) by the mutual written consent of the Partnership, PIP General and Acquisition;

     (2) by the Partnership, on the one hand, or PIP General and Acquisition, on the other hand, upon written notice given to the other if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable;

     (3) by PIP General or Acquisition upon written notice given to the Partnership, upon a material breach on the part of the Partnership of any representation, warranty, covenant, obligation or agreement of the Partnership set forth herein that is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by PIP General or Acquisition to the Partnership;

     (4) by the Partnership upon written notice given to PIP General or Acquisition, upon a material breach on the part of PIP General or Acquisition of any representation, warranty, covenant, obligation or agreement of PIP General or Acquisition set forth herein that is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Partnership to PIP General or Acquisition; or

     (5) by PIP General, Acquisition or the Partnership if the Merger has not yet been consummated on or before September 30, 2000.


                              ARTICLE X
                            MISCELLANEOUS

     (1) The parties hereto each agree to do, execute, acknowledge and deliver all such further acts, instruments and assurances, and to take all such further action, including, without limitation, the execution and filing of such instruments in the State of California and any other State as should be necessary or desirable to carry out this Agreement and to consummate and effect the Merger.

     (2) This Agreement shall be governed by and construed in accordance with the laws of California.

     (3) All of the representations, warranties, covenants, agreements and undertakings set forth in this Agreement or in any instrument delivered pursuant to this Agreement confirming the representations, warranties, covenants, agreements and undertakings set forth in this Agreement shall terminate as of the Effective Date, and shall have no further force or effect.

     (4) Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement, including, without limitations, the fees, expenses and disbursements of counsel, financial advisors and accountants, shall be paid by PIP General and/or Acquisition.

     (5) None of the General Partner, PIP General, Acquisition or any payment agent retained in connection herewith, nor any of their respective affiliates, will be liable to any Limited Partner for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.



     IN WITNESS WHEREOF, the Partnership, PIP General and Acquisition have each caused this Agreement to be effective as of the date and the year first written above.


                       PROMETHEUS INCOME PARTNERS,
                       a California Limited Partnership

                       By:  PROMETHEUS DEVELOPMENT CO.,
                            INC., a California Corporation, its General
                            Partner

                       By:  /s/ John J. Murphy
                            Name:   John J. Murphy
                            Title:  Vice President

                       PIP ACQUISITION, LLC, a California Limited
                       Liability Company

                       By:  PROMHILL, INC., a California Corporation,
                            its Manager

                        By:  /s/ Vicki R. Mullins
                            Name:   Vicki R. Mullins
                            Title:  Vice President



                       PIP PARTNERS - GENERAL, LLC, a California Limited Liability Company

                       By:  PROMHILL, INC., a California Corporation,
                            its Manager

                       By:  /s/ Vicki R. Mullins
                            Name:   Vicki R. Mullins
                            Title:  Vice President